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Exhibit 11.1

SANPAOLO IMI

REPORT ON THE CORPORATE GOVERNANCE SYSTEM AND ADHERENCE TO
THE CODE OF SELF-DISCIPLINE OF QUOTED COMPANIES

In the context of an ever growing attention to governance profiles and transparent communication to Institutional Investors and the market, as instruments to maximise Shareholder value, Sanpaolo Imi has adhered to the aims and indications of the Code of Self-discipline of Quoted companies (the "Code").

        Recognising the validity of the model of corporate governance contained in the Code, drawn up on the basis of international best practice and designed to provide a balanced representation of management and control functions, the Company has evaluated the conformity of its own organisational structure.

        This structure has the following aspects.

* * *

Composition and role of the Board of Directors

a)    Composition and term of the Board of Directors

        Pursuant to Article 14 of the Articles and By-Laws, the Company is administered by a Board of Directors composed of between seven and 20 members, as determined by the Shareholders' Meeting which nominates one of them Chairman. The Board of Sanpaolo Imi, nominated by the Shareholders' Meeting of 30 April 2001 and subsequently by the Shareholders' Meeting of 5 March 2002, is composed of 18 Directors, here listed with their specific roles:

Dott.	Rainer Masera	Chairman
M.me	Isabelle Bouillot	Director
Rag.	Pio Bussolotto	Managing Director
Cav. Lav.	Alberto Carmi	Director
Dott.	Giuseppe Fontana	Director
Dott.	Gabriele Galateri di Genola e Suniglia	Director
Mr	Richard Gardner	Director
Dott.	Alfonso Iozzo	Managing Director
Ing.	Mario Manuli	Director
Rag.	Luigi Maranzana	Managing Director
Dott.	Virgilio Marrone	Director
Don	Abel Matutes	Director
Dott.	Iti Mihalich	Director
Dott.	Emilio Ottolenghi	Director
Comm.	Orazio Rossi	Deputy Chairman
Prof. Avv.	Gian Guido Sacchi Morsiani	Director
Ing.	Enrico Salza	Deputy Chairman
M.	Remi François Vermeiren	Director

        The term in office of all the Members of the Board of Directors is envisaged until the approval of the financial statements for 2003.

b)    Executive and non-executive Directors

        The composition of the Board is marked by a balanced participation of executive and non-executive Directors.

        More specifically, the role of executive management and activities of the Company, assigned by the Articles and By-Laws to the Managing Directors, allows that these last are to be considered Executive

Directors. All remaining Members of the Board are to be considered non-executive, and the exercise of their respective functions in meetings of the Deliberative Bodies and Technical Committees is reserved to them.

        The Chairman, to whom the Board has not assigned operational delegated powers, is counted among the non-executive Directors.

c)    Independent and non-independent Directors

        In view of the arrangements existing among certain shareholders and substantive financial arrangements between Sanpaolo IMI and those same shareholders, the Board of Directors considers that—in the context of the non-executive directors—the following are to be considered non-independent, by virtue of their offices among the shareholders bound by the said agreements:

M.me	Isabelle Bouillot
Dott.	Gabriele Galateri di Genola e Suniglia
Dott.	Virgilio Marrone
Dott.	Iti Mihalich

        In the case of all the other Directors, there are no reasons such as not to satisfy the requirements of independence.

d)    Offices of Directors or Statutory Auditors of other companies

        Following are listed the offices of Director or Statutory Auditor in Companies quoted on regulated markets, including abroad, in banking, financial and insurance companies or of substantial size, which the Directors of Sanpaolo Imi currently hold:

DIRECTOR	OFFICE	COMPANY
Dott. Rainer MASERA	Chairman	Sanpaolo Imi International S.A.
	Member of the Board of Directors	European Investment Bank

M.me Isabelle BOUILLOT	President du Directoire	CDC Finance—CDC Ixis S.A.
	President of the Supervisory Board	CDC Ixis Financial Guaranty Holding S.A.
	President	CDC Ixis Financial Guaranty North America Inc.
	President of the Supervisory Board	CDC Ixis Capital Markets S.A.
	Member of the Supervisory Board	CDC Ixis Securities S.A.
	President	CDC Ixis North America
	Member of the Supervisory Board	CDC Ixis Asset Management S.A.
	Administrator	CDC Ixis AM US Corporation
	Member of the Supervisory Board	CDC Ixis Private Capital Management S.A.
	Member of the Board	CDC Ixis Private Equity S.A.
	Member of the Board	CDC Ixis Immo S.A.
	Member of the Supervisory Board	CDC Ixis Italia Holding S.A.
	Member of the Supervisory Board	Accor
	Member of the Supervisory Board	Caisse Nationale des Caisses d'Epargne
	Member of the Board	Compagnie de Saint Gobain
	Member of the Supervisory Board	CNP Assurances
	Director	Compagnie Financiére Eulia S.A.
	President of the Board	Société de Gestion de CDC Euro Obligations

Rag. Pio BUSSOLOTTO	Managing Director	Cardine Finanziaria S.p.A.
	Managing Director	Cassa di Risparmio di Padova e Rovigo S.p.A.
	Director	Sanpaolo Imi International S.A.

Cav. Lav. Alberto CARMI	/	/

Dott. Giuseppe FONTANA	Director	Banca Popolare di Sondrio

Dott. Gabriele GALATERI di GENOLA e SUNIGLIA	Director	Accor S.A.
	Director	Birra Peroni Industriale S.p.A.
	Director	Cassa di Risparmio di Savigliano S.p.A.
	Consigliere Accomandatario	Giovanni Agnelli e C. S.a.p.a.z.
	Director	Fiat S.p.A.
	Director	IFI S.p.A.
	Director	Sanpaolo Imi Investments So.par.fi.
	Director	Sifalberghi S.r.l.
	Director	Toro Assicurazioni S.p.A.
	Director	Worms & Cie

Mr Richard GARDNER	/	/

Dott. Alfonso IOZZO	Director	Sanpaolo Imi International S.A.
	Director	NHS Mezzogiorno SGR S.p.A.
	Member of the Supervisory Board	CDC Finance—CDC Ixis S.A.

Cav. Lav. Mario MANULI	Managing Director	Manuli Rubber Industries S.p.A.
	Vice Chairman and M.D.	Manuli Packaging S.p.A.
	Director	Terme di Saturnia S.r.l.
	Director	Web Equity S.p.A.

Rag. Luigi MARANZANA	Chairman	Sanpaolo Imi Wealth Management S.p.A.
	Director	Banca Imi S.p.A.
	Director	Sanpaolo Imi International S.A.
	Director	Sanpaolo Imi Internazionale S.p.A.

Dott. Virgilio MARRONE	Director	Fiat S.p.A.

Don Abel MATUTES

Dott. Iti MIHALICH	Director	Aci Global S.p.A.
	Director	Agemut Sociedad de Agencia de Seguros de Mutral
	Vice Chairman	Ala Service S.p.A.
	Director	Banca Reale S.p.A.
	Managing Director	Italiana Assicurazioni S.p.A.
	Director	La Piemontese Assicurazioni S.p.A.
	Director	La Piemontese Vita S.p.A.
	Director	Reale Asistencia—Compania de Seguros S.A.
	Director	Reale Autos y Seguros Generales S.A.
	Director	Reale Immobili
	Director	Reale Sum—Agrupacion de Interes Economico
	Director	Reale Vida S.A.
	Director	Rem Assicurazioni S.p.A.
	Director	Inmobiliaria Grupo Asegurador Reale S.A.
	Chairman	Rem Vie S.A.
	Director	Sara Assicurazioni S.p.A.
	Director	Sara Vita S.p.A.
	Director	Reale Mutua di Assicurazioni

Dott. Emilio OTTOLENGHI	Director	Sanpaolo Imi International S.A.
	Director	Autostrade
	Managing Director	La Petrolifera Italo Rumena S.p.A.
	Member of the Supervisory Board	Solving International Parigi
	Chairman	VIS S.p.A.

Comm. Orazio ROSSI	Chairman	Cardine Finanziaria S.p.A.
	Chairman	Cassa di Risparmio di Padova e Rovigo S.p.A.
	Chairman	Sanpaolo Imi Internazionale S.p.A.
	Director	Cassa di Risparmio di Udine e Pordenone S.p.A.
	Director	Sanpaolo Imi International S.A.
	Director	Eptaconsors S.p.A.

Prof. Avv. Gian Guido SACCHI MORSIANI	Chairman	Cassa di Risparmio in Bologna S.p.A.
	Vice Chairman	Eptaconsors S.p.A.
	Vice Chairman	Cardine Finanziaria S.p.A.
	Vice Chairman	GE.RI.CO. S.p.A.
	Vice Chairman vicario	Finemiro Banca S.p.A.
	Director	Cassa di Risparmio di Venezia S.p.A.

Ing. Enrico SALZA	Managing Director	Tecnoholding S.p.A.
	Director	Sanpaolo Imi International S.p.A.
	Director	Thera It Global Company

M. Remi François VERMEIREN	Chairman	KBC Bank
	President of the Executive Committee	KBC Bank and Insurance Holding Company

        Pursuant to the dispositions contained in the Code of Self-discipline, the said offices are included in the management report included in the annual report.

e)    Functions of the Board of Directors

        The Board of Directors, in general, has responsibility for strategic direction and has powers for ordinary and extraordinary administration, except for those expressly attributed or by Law or Articles and By-Laws to the exclusive competence of the Shareholders' Meeting.

        In particular, pursuant to Article 16, paragraph two, of the Articles and By-Laws, the following are reserved to the exclusive competence of the Board:

  •
  the deliberations concerning general management direction, the approval and modification of a general character concerning work relationships, the acquisition and the sale of shareholdings which change the composition of the Banking Group, the nomination of offices as per paragraph 1 of Article 20 (General Managers, Deputy General Managers, Central Managers);

  •
  the determination of the criteria for the co-ordination and the direction of Group companies and the execution of instructions from the Bank d'Italia.

        The Board of Directors, on the basis of the Articles and By-Laws of the Bank and current delegated powers, also has competence concerning:

    •
    the examination and the approval of the Company's and Group's strategic, industrial and financial plans as well as the approval of the Regulation governing the Group;

    •
    the attribution of the mandates to the Managing Directors and the Executive Committee, as well as the related definition of the limits, means of exercise and periods of time within which the delegated Bodies must refer to the Board concerning the activities undertaken in the exercise of the mandates conferred on them;

    •
    the determination, having examined the proposals of the appropriate Technical Committee for Remuneration and Personnel Policies and having heard the Board of Statutory Auditors, of the remuneration of the Managing Directors and of those with particular roles as well as the subdivision of the variable part of the remuneration due to individual members of the Board;

    •
    the approval of general risk management policies;

    •
    the supervision of general performance, with particular attention to situations of conflicts of interest, taking into consideration, in particular, the information received from the Executive Committee, the Managing Directors and the Technical Audit Committee and comparing periodically the results achieved with those planned;

    •
    the examination and approval of major economic, balance sheet and financial transactions, defined on the basis of quantitative and qualitative criteria (such as loans of greater than one fifth of the equity of the Company, loans of more than 10 million Euro, acquisition of shareholdings of more than 100 million Euro); the verification of the adequacy of the general organisational and administrative structure of the Company and the Group;

    •
    the presentation to shareholders of the reports concerning the agenda items of the Shareholders' Meetings.

f)    Delegated powers conferred

        Pursuant to Article 15 of the Articles and By-Laws, the Board of Directors nominates from among its members the Executive Committee (of which the Chairman, the Deputy Chairmen, as well as the Managing Directors are members ex officio), setting the number of members, mandates, period in office, rules of functioning and powers. The Board also nominates, determining their attributions, one or more Managing Directors.

        The Executive Committee is currently composed of eight Directors:

Dott.	Rainer Masera
Rag.	Pio Bussolotto
Dott.	Alfonso Iozzo
Rag.	Luigi Maranzana
Dott.	Virgilio Marrone
Dott.	Iti Mihalich
Comm.	Orazio Rossi
Ing.	Enrico Salza

        The Board has given the Executive Committee powers to exercise in the context of the strategies, directions and plans made by the Board, with the possibility of sub-delegation and the obligation to refer quarterly to the Board on the activity undertaken, decisions taken and mandates conferred.

        In particular the Executive Committee has been given, principally, powers concerning credit disbursement and shareholdings—except in the case of exclusive competence of the Board of Directors pursuant to Article 16 of the Articles and By-Laws.

        The Executive Committee has also been given, in general, the possibility to assume any provision concerning urgent matters, in the interests of the Bank, referring them to the Board at its next meeting.

        The Executive Committee, the Statutory Auditors having their power set by law, is called whenever the Chairman considers appropriate and, by company practice, around twice a month. In the course of 2002, the Committee met on 21 occasions.

        The Board has conferred upon the Managing Directors, each separately, powers to be exercised in the context of their respective competencies as well as strategies, directions and plans made by the Board, with the possibility of sub-delegation and the obligation to refer quarterly to the Board on the activity undertaken, decisions taken and mandates conferred.

        The distribution of areas of responsibility among the three Managing Directors derives from the identification of operational and market contexts with similar characteristics and the determination to maximise specialisation and competencies. It also aims at the achievement of the maximum sharing of Group objectives and a strong co-ordination between distinct but correlated operating areas, in order to maximise operating efficiency and to provide all customers with a service of excellence.

        In particular, they have the following specific competencies:

  •
  Managing Director Pio Bussolotto has responsibility for Cardine Finanziaria and the bank networks controlled by it to manage the process of integration in course among them. The Managing Director in question also has the responsibility for shareholdings in other Italian banks, tax collection Companies and centralised Group strategic planning and logistics and purchasing.

  •
  Managing Director Alfonso Iozzo is in charge of banking and credit activities to households, companies and public entities, through the direct responsibility for the Sanpaolo Network (to which Southern reports) and Banca OPI, as well as the commercial co-ordination and strategic marketing of the Group. In order to accentuate the operational integration of these banks, the Managing Director in question is also given the centralised control of Group lending, including large risks, and the responsibility for the Macchina Operativa Integrata.

  •
  Managing Director Luigi Maranzana has responsibility for specialist businesses, with particular reference to the financial services sales force (Bank Fideuram and Bank Sanpaolo Invest), asset management (San Paolo Imi Wealth Management), financial markets and foreign and international banking. Certain Group central functions close to these markets, such as Group Finance, Risk Management and relationships with Correspondent Banks also report to the Managing Director in question.

        Given the above responsibilities, the Board has conferred on the Managing Directors powers concerning loan disbursement and, more generally, operational, Group guarantees to financial institutions, loan recovery, assumption of economic burdens, legal and pre-legal proceedings on non-recovered assets and liabilities, administrative procedures against the Company, shareholdings—except in case of exclusive competence of the Board of Directors—and costs, as well as powers in matters concerning personnel within the context of the management directions approved by the administrative bodies. The Managing Directors have also been given powers concerning control and management of financial risks.

        Managing Directors have been given, in general and in the context of their respective attributions or in the execution of decisions taken by superior Bodies, all the necessary powers for the ordinary management of the Company, unless otherwise reserved specifically to other Bodies pursuant to the Articles and By-Laws or by exclusive mandate of the Board of Directors.

        Pursuant to Article 17 of the Articles and By-Laws, the proposals to the Board of Directors and Executive Committee are formulated by the Managing Directors on the basis on the conferred delegated powers. In particular the Managing Directors have the responsibility for proposals relative to the general organisation of the Company, business areas and credit, as well as personnel management.

        In the terms of the role and the functions of the Chairman of the Board of Directors, in the current structure of the Company, resulting from the Articles and By-Laws and decisions of the Board, the functions of the Chairman are distinct from those of the Managing Directors. The Chairman does not have any deliberative competence from the Board, except for, pursuant to Article 18 of the Articles and By-Laws, the responsibilities to coordinate the activities of the Company, the power to authorise whatsoever legal, administrative and executive action in the interest of the Company as well as to adopt, in agreement with the relevant Managing Director, any urgent provision in the interest of the Company, referring such to the Board or the Executive Committee at its next useful meeting.

g)    Board meetings

        The calling of the Board of Directors, ordinarily every two months (Article 17 of the Articles and By-Laws), or at the request of at least three Directors or one Managing Director, or on the basis of the powers which the law gives to the Statutory Auditors, falls to the Chairman who, on the basis of the corporate Articles and By-Laws, is responsible for the co-ordination of the work of the Board of Directors. The Chairman also presides over the meetings and sets the agenda, also taking account of the motions proposed by the Managing Directors.

        The calling of Directors and Statutory Auditors for the meetings of the Board of Directors is made in advance and in reasonable time to allow sufficient information on the subjects under discussion and is followed by advance documentation necessary to ensure the best informed involvement of the Directors in their fields. In cases of particular urgency or requirements of confidentiality only, may the rule of advance information be waived; on such occasions there will still be a full treatment of each subject and a particular attention to the content of the documents not sent in advance.

        In 2002 the Board of Directors of Sanpaolo Imi met on 19 occasions; given the regular schedule thus far adopted by the Bank, a similar number of meetings for the year in course may also be assumed.

        The attendance of the Directors at meetings of the Board of Directors is on the whole constant and allows the Company to take significant benefit from their professional competencies.

h)    Technical Committees

        The Board of Directors is supported in its institutional functions by Technical Committees made up from its members—as per Article 15, third paragraph—with consultative and management functions. Besides those envisaged by the Code of Self-discipline are the Group Technical Risk Committee and the Ethical Technical Committee which have, respectively, the responsibility of setting the risk strategies and policies for the Group and evaluating the principles to be presented to the Board of Directors for the identification of a corporate ethical-environmental policy and to monitor internally the level of adoption of the chosen principles.

        The Ethical Committee has also, in the context of the preparation of the "Social Report", the responsibility to supervise the publication of the Document and the guidelines for the external communication of corporate policy in this area.

        Finally, the Ethical Committee has given its positive judgment on the Ethical Code of Sanpaolo IMI, approved by the Board of Directors, containing the indication of the ethical principles and values of the Bank and its directors, employees and co-workers, in every operating and geographical area.

Nomination and remuneration of the Directors

a)    Nomination

        The nomination of the Directors is based on the proposals presented by the shareholders, who are not obliged to give advance notice of the candidatures they intend to move.

        Thus, in the meeting, the proposing shareholder illustrates the curriculum and the professional experiences of the proposed nomination.

        A voting list is not envisaged for the nomination of the Board of Directors.

        Given the above, it does not seem that the experience of Sanpaolo Imi demonstrates the need to propose nominations to the post of Director, given the expected vigilant and active participation of shareholders and institutional investors at meetings.

b)    Remuneration

        In terms of the system of remuneration of the Directors currently applied by Sanpaolo Imi, the compensation of the Directors—according to the criteria set by the Shareholders' Meeting of 30 April 2001and 30 April 2002—is, in summary, composed of:

          a)    a fixed annual part,

          b)    a variable part, linked to results achieved, and determined with reference to the bases and parameters approved by the Shareholders' Meeting,

          c)     a fixed sum including allowances for each attendance at meetings of corporate bodies,

while, pursuant to the Articles and By-Laws, the Directors have the right to reimbursement of expenses occasioned by their office.

        The Board of Directors supervises the distribution to the Directors of the variable part, having heard the opinion of the Board of Statutory Auditors and, pursuant to Article 15, paragraph nine, of the Articles and By-Laws, sets the remuneration of the Directors with particular duties as set out in the Articles and By-Laws, having heard the opinion of the Board of Statutory Auditorsand also refers to the Technical Committee for Remuneration and Personnel Policies, composed largely of non-executive Directors:

Ing.	Enrico Salza (Chairman)
Dott.	Giuseppe Fontana
Cav. Lav.	Mario Manuli
Dott.	Virgilio Marrone
Dott.	Iti Mihalich
Comm.	Orazio Rossi
Rag.	Pio Bussolotto
Dott.	Alfonso Iozzo
Rag.	Luigi Maranzana

        The Technical Committee for Remuneration and Personnel Policies has the role of evaluating, in agreement with the Chairman of the Board of Statutory Auditors and referring to the Board of Directors, the remuneration of the Directors with particular offices and examining the total remuneration structure of the Directors, also taking account of any presence in the Corporate Bodies of subsidiary Companies; to consider in depth the themes concerning the general directions for top management remuneration and management policies at Company and Group level, as well as the approval and modification of the general arrangements concerning work relationships (such as, for example, the Combined Company Contract).

        The role of the Managing Directors is envisaged in the limits inherent in the definition of the general directions of top management remuneration and management policies and of a general nature concerning work relationships. The Technical Remuneration Committee met seven times in 2002.

        For 2002, the Board of Directors, as proposed by the said Committee, has fixed for the Chairman and Managing Directors a fixed remuneration and a part variable related to the achievement of specific objectives in Bank and Group results, to be increased up to 100% in proportion to the increase in the said objectives, together with the stock option plans (illustrated in detail in the current Annual Report) structured in a fixed and a variable component fixed to share performance.

The internal control system

        The new attitude which has characterised the Bank of Italy's regulatory supervision in recent years, centred on checking the existence of conditions of efficiency and self-regulation of banking companies, has led the Istituto to review its Supervisory Regulations in terms of Internal Controls.

        The new approach, in line with the work developed internationally, is marked by a limited prescriptive indication in favour of principles of reference to be respected and a clear stimulus to top management for the development of highly efficient systems.

        The very terminology used by the Bank of Italy, "Internal Control System", introduces a strong concept of innovation: no longer formal controls, but total plural integration of sub-systems of control which, operating in an integrated manner at all levels throughout the organisation, can manage all risks.

        In this context internal audit is also required to address its attention to the organisation, designed to evaluate the capacity of the company to reach its given objectives with effectiveness and efficiency.

        In Sanpaolo Imi these responsibilities are given to a Management Structure (Audit), reporting directly to the Managing Directors, and necessarily independent of the operating structures. In carrying out its activities it is not denied access to data, archives and company assets.

        The Management Structure has responsibility for evaluating the functioning of the complete system of internal controls of the Group, controlling operations and risk management performance as well as bringing to the attention of the Board of Directors and Top Management possible improvements in risk management policies, measurements instruments and procedures. Audit is structured into four Functions: Audit Corporate Centre, with the mission of control over operations and with respect to the procedures of reference to the Parent Bank's corporate centre units and its foreign network; Sanpaolo Network Audit, responsible for control over operations and with respect to the procedures of the central and peripheral units of the Sanpaolo network; Subsidiary Companies Audit, with the mission of coordinating the auditing functions of Subsidiaries, to guarantee coherence in controls and proper attention to various types of risk, also through an autonomous activity of checks and verification by analysis of periodical information flows as well as intervention in the Subsidiaries; Compliance, with the mission to ensure conformity in corporate processes with the laws and regulations which regulate the sector.

        Results are communicated each quarter to the Board of Directors, as well as the internal control Committee (The Technical Audit Committee), set up by the Board of Directors in June 1998 and composed of non-executive Directors, whose members are the following:

Dott.	Giuseppe Fontana (Chairman)
Dott.	Virgilio Marrone
Prof. Avv.	Gian Guido Sacchi Morsiani
Ing.	Enrico Salza

        The Managing Directors and the Chairman of the Board of Statutory Auditors, as well as the Heads of Bilancio and Direzione Audit in their respective capacities, take part in the meetings.

        The Technical Audit Committee, which normally meets monthly, has the responsibility of analysing the problems and the relevant policies with the possibility to make specific analyses of subjects to be further investigated, with reference to the evaluation of the internal control system. The Committee also evaluates the adoption of the most appropriate corrective measures proposed to deal with omissions and anomalies found in the audit processes, both internally and with the independent auditors.

        In particular, the Committee:

  •
  assists the Board of Directors in its role in fixing the lines of direction and periodical check on the adequate and effective functioning of the internal controls of the Parent Bank and Group Companies;

  •
  evaluates the work plans prepared by internal control and receives their periodical reports;

  •
  evaluates, together with the independent auditors management of the companies responsible, the adequacy of the accounting principles used and their coherence in the preparation of the consolidated financial statements,

  •
  evaluates the proposals formulated by the independent auditors for their responsibilities, as well as the working plan set out for the audit and the results contained in the report and letter of suggestions;

  •
  maintains close contacts with the Board of Statutory Auditors, through the participation of its Chairman at meetings, so as to allow reciprocal and timely information on the relevant subjects for the system of internal controls;

  •
  refers to the Board of Directors, at least every six months, on the occasion of the approval of the annual and interim report, activity undertaken and the adequacy of the system of internal controls of the Group;

  •
  undertakes further responsibilities assigned to it by the Board of Directors, particularly in relations with the independent auditors.

        The Technical Audit Committee also undertakes the responsibilities and functions relating to it as a Regulatory Body pursuant to D. Lgs. 231 of 2001.

Transactions with related parties

        The Board of Directors of Sanpaolo IMI has proceeded to identify the parties related to the Bank and to define a Group procedure to consider transactions with related parties, designed to set out roles and responsibilities as well as to indicate information flows between the Bank and Companies directly or indirectly controlled.

        In particular, significant transactions with related parties referred to the Parent Bank are reserved for consideration by the Board of Directors, following the Audit Committee's. In identifying the limits of significance, the following limits have been set:

          a)    Euro 50,000, in case of atypical or unusual transactions;

          b)    Euro 10 million, in case of transactions, lending or other, on standard conditions with non-infragroup related parties;

          c)     Euro 500 million, in case of lending transactions on standard conditions with related infragroup parties, or Euro 50 million, in case of other transactions, on standard conditions with non-infragroup related parties.

        Significant transactions of subsidiary Companies with related parties of the Parent Bank are reserved to the Board of Directors of the relevant subsidiary. In any case, the subsidiary company must present in advance its proposal to the Parent Bank for an opinion on its compliance, in the case of transaction of the following limits:

          a)    Euro 50,000, in case of atypical or unusual transactions;

          b)    Euro 10 million, in case of transactions (lending or other) on standard conditions with infragroup related parties and not.

        If the related party is one of the subjects which exercise management, administrative or control functions of the Bank, the procedure pursuant to Article 136 of the Consolidated Banking Law will also apply. Also, the dispositions taken by the Parent Bank, in as such quoted on the NYSE, will be applied concerning transactions with Group members.

        Following the deliberations concerning transactions with related parties, the Functions of the Parent Bank and Subsidiary Companies must provide a quarterly statement to the Audit Committee and Board of Directors of the Parent Bank as well as pursuant to Article 150 of D. Lgs. 58 of 1998 and, if necessary, make immediate or periodical announcements to the market.

Treatment of confidential information

        In Sanpaolo Imi the institutional responsibility for external communication—also including "price sensitive" information—falls to the Chairman and Managing Directors, who have an appropriate structure called Investor Relations and Segreteria Societaria.

        Confidential information is treated following an internal procedure approved by the Board of Directors, taking account of best practice and co-ordinates the principles and recommendations contained in communications from the regulatory Authorities.

        This procedure, reaffirming the obligation of confidentiality, in the interests of the Company, Directors and Statutory Auditors, also reaffirms the value which the Company recognises in terms of principles of market efficiency and transparency as well as the criteria of duty and clarity, as well as continuity of information, on which communication towards the public is based.

        The procedure also defines the circumstances when the obligation to communicate arises and the means of communication.

        Specific instructions have been transmitted to subsidiary Companies to ensure timely respect for the requirements of transparency by the Group to the market.

        In line with the dispositions introduced by the Borsa Italiana's Market Regulation and related Instructions concerning internal dealing, aimed to give transparency to purchases and sales made by Directors and other "relevant persons" of securities of the quoted Company and its main subsidiaries, the Board of Directors has approved "The Code for Relevant Persons and Sanpaolo Imi S.p.A. for transactions concerning quoted financial instruments of the Group and communication to the market".

        The Code sets out, effectively, the communication to the public of transactions in quoted securities of the Group made by persons ("relevant persons") who have access, by virtue of their role within the Group, to a privileged strategic perspective and therefore able to direct, with a deeper knowledge of market opportunities, investment choices.

        Pursuant to the dispositions of the Code and on the basis of the information received, the Bank communicates to the market—within the tenth open market day following the last day of each solar month—the transactions made in that period by the individuals identified as relevant persons or such related, whose total amount may be Euro 50,000 or more, and concerning quoted shares of the Group or financial instruments as defined in the regulatory dispositions. Also included in such communication are those concerning American Depositary Receipts (ADRs) traded on the New York Stock Exchange (NYSE), while no account is taken of transactions executed in the context of purchase or subscription rights—within the context of stock option plans—or option rights.

        Without delay—and in any case within the first open market day following the communication of the transaction by the relevant person—the Bank will proceed to communicate to the market transactions effected by the same when the amount, also in total, is superior to Euro 250,000.

        The Code of behaviour also envisages that the Board of Directors may fix—for specific periods of time—limits or limitations for relevant persons or such related for the execution of such transactions.

        Sanpaolo Imi has given timely communication to the market of its adherence to the Code of behaviour which is available for consultation on its internet site.

Relations with shareholders

        "Investor Relations and Segreteria Societaria" is responsible for relations with shareholders and institutional investors, as well as the main participants in the domestic and international financial community, showing the activities, strategies and results of the Group. Furthermore—in the context of correct, accurate and transparent communication and in compliance with the provisions contained in the Borsa Italiana's Market Regulation—information about the SANPAOLO IMI Group and its shareholding structure, financial information (annual reports, half-year and quarterly reports as well summary tables), news releases issued by the Company and the annual calendar of events is made available through the internet site www.sanpaoloimi.com. The site also gives information on periodic meetings with financial analysts, where interested parties may participate directly or by conference call.

        The site also contains a section dedicated explicitly to the corporate governance of the Bank, within which this report, together with others concerning the organisational structure, is contained.

        To allow best use of the discussion and regulate the meeting, the Company has a shareholders' meeting Regolamento which is made available to shareholders before the meeting. This Regolamento, which is not an appendix to the Articles and By-Laws, was approved by the ordinary Shareholders' Meeting which is also competent to approve the related amendments.

        The Company does not deem it necessary to proceed to specific initiatives designed to amend the percentage ceilings contemplated by current regulation for actions and prerogatives to safeguard minorities.

Statutory Auditors

        Pursuant to Article 19 of the Articles and By-Laws, the Board of Statutory Auditors is elected by the Shareholders' Meeting through voting list and in respect of a procedure which envisages the timely publication of the candidacies and ensures a representation within it of representatives of minority shareholders.

        The lists must be published in at least two national newspapers, including one financial, and deposited—at least 10 days before the day fixed for the Shareholders' Meeting on first call—at the registered office together with the curriculum vitae of each candidate and declarations with which the individual candidates accept their candidacy and affirm, under their own responsibility, the absence of causes of ineligibility and incompatibility, as well as their having the requirements prescribed by current regulation and the Articles and By-Laws to hold the office of Statutory Auditor.

Turin, 25 March 2003

THE BOARD OF DIRECTORS

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  Exhibit 11.1
SANPAOLO IMI